Exhibit 12
MGM MIRAGE
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2005	2006	2007	2008
		(In thousands)
Earnings
Income from continuing operations before income taxes	$548,810	$667,085	$977,926	$2,158,428	$(668,988)
Minority interests in consolidated subsidiaries	4,289	4,480	4,749	6,244	8,110
Earnings from unconsolidated affiliates	(107,360)	(134,132)	(229,295)	(162,217)	(40,752)
Distributed income of unconsolidated affiliates	51,500	89,857	212,477	211,062	70,546
Fixed charges (see below)	390,588	670,285	882,501	924,294	795,049
Capitalized interest	(23,005)	(29,527)	(122,140)	(215,951)	(185,763)

	864,822	1,268,048	1,726,218	2,921,860	(21,798)

Fixed Charges
Interest expense, net (1)	367,583	640,758	760,361	708,343	609,286
Capitalized interest	23,005	29,527	122,140	215,951	185,763

	390,588	670,285	882,501	924,294	795,049

Ratio of Earnings to Fixed Charges	2.21x	1.89x	1.96x	3.16x	(2)

(1)	Interest expense does not include the interest factor of rental expense as these amounts are not material.

(2)	Negative ratio. Coverage deficiency of $795,049.